FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of ….	August	……………………………………………………… ,	2020……

CANON INC.
(Translation of registrant’s name into English)

30-2, Shimomaruko 3-Chome, Ohta-ku, Tokyo 146-8501, Japan
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-....................

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANON INC.
(Registrant)

Date….	August 26, 2020	By ……/s/…… Sachiho Tanino ………
(Signature)*

Sachiho Tanino
General Manager
Consolidated Accounting Division
Canon Inc.

*Print the name and title of the signing officer under his signature.

The following materials are included.

1. Interim Report for the 120th Business Term

To Our Shareholders

We would like to provide this Interim Report for the 120th Business Term (from January 1, 2020 to December 31, 2020). At this difficult time, we express our sincere condolence for those who have lost loved ones to the novel coronavirus disease (COVID-19) and our sympathy for those who have been infected.

During the first half of this term, COVID-19 has become a global pandemic and brought economic activity to a standstill, causing a sudden deterioration in the economy. Despite the increase in demand for consumer inkjet printers owing to the surge in working from home and online classes as each country implemented restrictions against people leaving their homes, there was a significant decrease in sales of office products such as multifunction devices and laser printers mainly due to lower demand as a result of office closures. Furthermore, sales of digital cameras in the sustained shrinking market became even more severe. In addition, sales of medical diagnostic imaging systems such as computed tomography (CT) systems and network cameras also decreased due to the decline in opportunities for business negotiations and the increase in delayed deliveries. Sales of semiconductor lithography equipment were firm, but there was a significant decrease in sales of FPD (Flat Panel Display) lithography equipment due to delays in installation caused by overseas travel restrictions.

As a result of the above, on a consolidated basis, net sales for the first half of this term decreased by 17.8% year on year, while net income attributable to Canon Inc. decreased by 80.1% year on year.

In light of such difficult circumstances, we decided to pay 40.00 yen per share for the interim dividend for this term to ensure that there are funds on hand and stabilize the financial foundation in order to continue investing in new businesses for future growth.

The spread of COVID-19 is still showing no sign of stopping, and the future remains unpredictable. Nevertheless, signs of gradual recovery in economic activity are evident and we are committed to doing our best to restore performance in the second half, which will return us to a path of growth in the next term.

We look forward to our shareholders’ continued support and encouragement.

August, 2020

Chairman & CEO    FUJIO MITARAI

Highlights of Consolidated Results

The world economy deteriorated suddenly and substantially due to the global COVID-19 pandemic. Although there were robust businesses such as inkjet printers that were boosted by at-home demand, overall, demand fell and sales activity was stagnant. As a result, consolidated net sales decreased by 17.8% and consolidated net income attributable to Canon Inc. decreased by 80.1% from the first half of the previous term.

Sales of office products (office MFDs, laser MFPs and laser printers) fell significantly due to lower demand and stagnant sales activities as well as delivery and installation delays as a result of office closures in major cities caused by the spread of COVID-19. There was also a substantial decline in demand for consumables such as toner.

As a result, sales for this business unit for the first half of this term decreased by 19.8% on a consolidated basis, in comparison to the first half of the previous term.

There was a pronounced decline in demand for interchangeable-lens digital cameras as the market continued to shrink and due to the impact of COVID-19. On the other hand, there was active demand for inkjet printers owing to the surge in working from home and online classes, leading to growth in consumer sales. Despite this and due to the large drop in digital camera sales, sales for this business unit for the first half of this term decreased by 23.0% on a consolidated basis, in comparison to the first half of the previous term.

Although there was demand for equipment used in the diagnosis of COVID-19, the constraints on opportunities for business negotiations with medical institutions, stagnant sales activities, the suspension of academic conferences and trade shows and delivery and installation delays led to lower sales year on year of CT systems, diagnostic ultrasound systems, diagnostic X-ray systems and other medical diagnostic imaging systems.

As a result, sales for this business unit for the first half of this term decreased by 3.1% on a consolidated basis, in comparison to the first half of the previous term.

Sales of semiconductor lithography equipment in Japan were firm, particularly for lithography equipment for IoT related devices. However, there was a significant decrease in sales of FPD lithography equipment as a result of the difficulties of installation with overseas travel restrictions due to the impact of COVID-19. Sales activities for network cameras were also restricted and sales were down year on year.

As a result, sales for this business unit for the first half of this term decreased by 16.4% on a consolidated basis, in comparison to the first half of the previous term.

For Shareholders who Receive Dividends by Exchanging a “Receipt of Dividend”

Guidance for the Direct Deposit of Dividends into an Account

We recommend the direct deposit of dividends into an account as a safer and more expeditious way to receive dividends. Please select one of the three ways to have dividends deposited into an account that are outlined below.

System of allocating dividends to securities company accounts in proportion to the number of shares held in respective accounts	System of receiving dividends in the account registered for receipt of dividends	System of designating an account for each issue held

With this method, the shareholder is able to receive dividends for each account they have with a securities company in proportion to the number of shares they hold.	With this method, the shareholder is able to receive dividends for all of the issues they hold through one designated account with a financial institution (excluding the Japan Post Bank).	With this method, the shareholder is able to designate the account that the dividends will be transferred to for each issue they hold.

For information regarding procedures:
If you hold shares through a securities company, please contact the securities company where you have an account.
If you don’t hold shares through a securities company, please contact Mizuho Trust & Banking Co., Ltd.

Share Handling Procedures

For inquiries	If you hold shares through a securities company:	If you don’t hold shares through a securities company(*):
Address change	Please contact the securities company where you have an account.	Please contact Mizuho Trust & Banking Co., Ltd.
Requests for purchase or sale of shares less than one unit
Changing the method for receiving dividends
How to receive non-received dividends

Stock Transfer Agency Department of Mizuho Trust & Banking Co., Ltd.
8-4, Izumi 2-chome, Suginami-ku, Tokyo 168-8507
0120-288-324 (Toll free, available in Japan only)
Operating hours: 9:00 – 17:00 (Monday – Friday, except national holidays)

* For the sale of shares, it is necessary to carry out procedures for the transfer of such shares to an account at a securities company etc. Should you have any inquiries about such procedures, please contact Mizuho Trust & Banking Co., Ltd.

30-2, Shimomaruko 3-chome, Ohta-ku, Tokyo 146-8501 Website: global.canon (By following the “Investor Relations” link on the top page, you can view financial information, the IR library, etc.)	Cover photograph

Photograph location: Zamami-son, Shimajiri-gun, Okinawa Pref. Photographed using: EOS R